Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Exchange Act File No. 000-29173

This filing relates to a public announcement by Celunol Corp. (“Celunol”). Celunol recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

The presentation below contains statements that are not strictly historical, are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to the construction and eventual operation of a demonstration-scale facility for the production of cellulosic ethanol in Jennings, Louisiana and the completion of a pilot-scale facility capable of producing fuel ethanol from abundant, low-cost cellulosic biomass. Factors that could delay or prevent these projects from being completed include, but are not limited to, the risk of unexpected delays in the physical construction and operation of the project facilities due to technical, regulatory or manufacturing issues, new data or intellectual property disputes, the risk that Celunol will not be able to obtain necessary financing to complete the demonstration-scale facility on favorable terms, or at all and the risk that the perceived market for cellulosic ethanol is smaller than anticipated or is adversely impacted by competition, new data, supply issues or marketplace trends. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

Diversa intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Celunol issued the following media advisory on February 14, 2007.

MEDIA ADVISORY

Groundbreaking for Nation’s First

Demonstration-Scale Cellulosic Ethanol Facility

WHEN:	Friday, February 16, 2007
11:00 a.m.
(Tour of the facility following ceremony)

WHERE:	11107 Campbell Wells Road
East Highway 90
Jennings, Louisiana 70546

Celunol Corporation will officially break ground on a new, 1.4 million gallon per year (MGY) demonstration facility for the production of cellulosic ethanol at its Jennings, Louisiana site. The company also will celebrate the completion of its pilot facility, the first in the nation capable of producing fuel ethanol on a high-yield basis from abundant, low-cost cellulosic biomass such as bagasse from Louisiana sugarcane. Officials from federal, state and local government, as well as numerous project partners and suppliers will be in attendance.

Background:	Cellulosic ethanol is a new source of automotive fuel that is chemically identical to ethanol produced from grain and other conventional sources. In recent years, ethanol has come into widespread use as an additive and oxygenate in gasoline.

Celunol Corp. is a privately held company headquartered in Cambridge, Massachusetts moving rapidly to commercialize its proprietary technology for producing ethanol from a wide array of cellulosic biomass feedstocks—including bagasse, agricultural waste, wood products and dedicated energy crops.

Speakers:	Carlos Riva, President & CEO, Celunol Hon. Michael Olivier, Secretary, LA Dept of Economic Development Hon. Kathleen Babineaux Blanco, Governor Hon. Douglas Faulkner, Deputy Under Secretary, USDA

Contact:	Kevin Stickney Calypso Communications (603) 431-0816 kstickney@calypsocom.com	John B. Howe VP Public Affairs, Celunol (617) 674-5318 jhowe@celunol.com